FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of February, 2005

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F X        Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes____        No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The condensed consolidated statements of income, the condensed consolidated balance sheets, and the condensed consolidated statements of cash flows contained in the press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form F-3, Registration No. 333-110681;
(ii) the  Registrant's  Registration Statement on Form S-8,  Registration
No. 333-09840; (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-12146; (iv) the Registrant's Registration Statement on Form S-8, Registration No. 333-14238; (v) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874; and (vi) the Registrant's Registration Statement on Form S-8, Registration No. 333-118930.


                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

1. Press Release: Retalix Announces Record Fourth Quarter and 2004 Revenues.
Dated: February 16, 2005.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Retalix Limited
                                                     (Registrant)

Date: March 7, 2005.                                 /s/ Guy Geri
                                                     ------------------------
                                                     By: Guy Gery, Controller

                                  EXHIBIT INDEX



Exhibit Number                      Description of Exhibit

10.1 Press Release: Retalix Announces Record Fourth Quarter and 2004 Revenues. Dated:
                                    February 16, 2005.

                                  EXHIBIT 10.1


CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
Sherman Oaks, CA  91403                                 Danny Moshaioff, CFO
(818) 789-0100                                          (011) 972-9-776-6677
crocker.coulson@ccgir.com                               (760) 931-6940


FOR IMMEDIATE RELEASE

            Retalix Announces Record Fourth Quarter and 2004 Revenues
            o Annual revenues climb 35.1% to a record $124.4 million


Ra'anana, Israel, February 16, 2005 - Retalix Ltd. (NASDAQ: RTLX), a provider of integrated enterprise-wide software solutions for the retail food and fuel industries worldwide, including supermarkets, convenience stores and fuel stations, today announced results for the fourth quarter and fiscal year ended December 31, 2004.

Revenues for fourth quarter of 2004 were $35.9 million, an increase of 40.0% from $25.6 million reported in the fourth quarter of 2003. Net income for the fourth quarter of 2004 was $2.1 million. Earnings for the fourth quarter of 2004 were $0.11 per fully diluted share, as compared to earnings of $0.26 per fully diluted share in the fourth quarter of 2003.

For the year ended December 31, 2004, the Company reported record revenues of $124.4 million, an increase of 35.1% as compared to revenues of $92.1 million in 2003. Net income for 2004 was $6.0 million, a decrease of 28% compared to net income of $8.3 million for 2003. Earnings for 2004 were $0.36 per fully diluted share, as compared to earnings of $0.63 per fully diluted share for 2003. Net income and earnings per share were both impacted by the substantial investment made by Retalix during 2004 in developing the next generation of supply chain management applications and in their integration with the Retalix's product suite .


Fourth Quarter 2004 Highlights:
o Revenues up by 40% to a record $35.9 million
o Net income of $2.1 million, or $0.11 per fully diluted share
o Retalix acquired remaining 49% of UNIT S.p.A from Getronics, and launches Retalix Italia
o French-based Mousquetaires-Intermarche Group selected StoreLine as its in-store solution for its 3,000 supermarkets and specialty stores across Europe
o Japanese Drug-Eleven health and beauty chain selected StoreLine and ReMA for its 169 stores
o ALON USA, largest 7-Eleven licensee, selected StorePoint for its 168 C-store and fuel sites
o Delhaize America rolls out StoreLine to its Sweetbay chain
o Redner's Warehouse Markets selected Retalix DemandAnalytx demand forecast and order optimization system
o Major US grocery chain ordered Retalix breakthrough COOL and BIO application
o Supersol, Israel's largest grocery chain, deploys Retalix B2B retail exchange

Additional Select Highlights for the FY 2004:
o Acquired OMI International, a leader in supply chain execution and management applications for grocery retailers.
o Successfully completed follow-on offering, which generated proceeds of approximately $59 million
o In China, Lotus Supermarkets selected Retalix StoreLine for rollout throughout the chain
o Tesco selected Retalix BackOffice for rollout across all sites in UK, Europe and Asia
o Casey's Convenience Stores selected the Retalix Pocket Office suite of mobile applications
o Unified Western Grocers rolls out TRICEPS warehouse management solution

"2004 was a year of explosive growth and enormous operational achievements for Retalix," said Barry Shaked, President and CEO of Retalix. "We significantly expanded our global footprint, winning major customers in France, China, Japan, and India for the first time, and acquiring a subsidiary focused in Italy. We also made tremendous progress in realizing our vision of providing a fully synchronized set of Enterprise Solutions from Warehouse to Checkout. We are experiencing excellent customer acceptance of our next-generation solutions, and believe that our technological leadership continues to grow over our competitors. These accomplishments position Retalix to become the global leader in providing integrated software solutions for the food and fuel retailing industry."

"The acquisition of OMI International, Inc. rounded out our offering, and we now have a suite of mature enterprise applications spanning all the strategic business processes of food retail chains including: Merchandising, Customer Relations Management, and Supply Chain Management. When combined with our market leading, multi-concept in-store solutions, and common Retalix Enterprise Architecture, this results in a powerful suite of solutions to support key decisions and drive efficiencies across a retailer's operations. Our technology leadership and commitment to high quality services resulted in numerous customer wins around the world during 2004."

International
"We continue to make strategic in-roads into Europe, which we see as a very attractive market for Retalix, and an important launch pad into regions such as Latin America and Asia, given that many of the leading global retailers are headquartered in Europe. We recently announced that StoreLine had been selected as the in-store solution for the French-based Mousquetaires-Intermarche Group, with 3,000 franchisees across France, Spain, Portugal, Belgium and Poland. Tesco selected Retalix Back Office solution for inventory management, to be rolled out in full integration with the Retalix Front Office and POS already installed in 1,300 Tesco stores world-wide. Additionally, we are progressing with new country pilots for StorePoint with a major global petroleum retailer, following the initial Europe and USA pilots. In Italy, we acquired UNIT S.p.A. from Getronics, and are relaunching it as Retalix Italia. This new subsidiary provides us with an Italian client base and the local expertise for sales, deployment and support of the Retalix solutions in the Italian food and fuel retail market, " Shaked continued.

"We are also experiencing excellent success entering new markets and winning our first major customers in Asia, whose retail sector is positioned for tremendous growth and modernization in the coming years. In China, Lotus Supermarkets, with 124 stores planned by 2006, has selected Retalix Storeline as its in-store solution throughout the chain. We also entered the Japanese retail market by signing a contract with Drug Eleven, a leading Japanese health and beauty chain, to install StoreLine and the Retalix chain management and loyalty solutions acorss their 169 stores. And we went live with our first customer in India in the fourth quarter."

US Grocery and Convenience
"As more companies in the U.S. realized operational benefits of Retalix's Synchronized Retail suite of solutions, the pipeline of tier-one grocery chains that are evaluating our products is growing consistently. Delhaize America rolls out StoreLine to its Kash n'Karry subsidiary as it converts its 103 supermarkets to the Sweetbay format. Following a successful rollout at Market Basket, we had another win for our DemandAnalytx (DAX) application with Redner's Warehouse Markets, and have seen dramatic improvements in both the reduction of stockouts and increased returns on inventory investment from customers that have deployed our demand forecast and order optimization solution. And our new Country of Origin and Bioterrorism ("COOL and BIO") application has been approved for delivery with a major grocery chain".

"In the convenience store segment, ALON USA, the largest 7-Eleven licensee in North America, rolls out StorePoint to its 168 locations, and plans to make it available to the 1,200 FINA-branded fuel oulets it supplies. Roll out of StorePoint with Casey's General Stores continued, and the chain has now selected Retalix Pocket Office to deliver key operating in-store efficiencies on wireless PDAs. The pipeline of customers evaluating Retalix as their next-generation enterprise software solution remains very strong across the grocery, convenience and fuel segements."

"StoreNext USA, our joint venture with Fujitsu that focuses on the independent grocery sector, is showing good momentum as dealers and operators embrace our subscription-based model of delivering in-store solutions and Connected Services. Significant signups for Connected Services during 2004 included 90-store Food Giant, 65-store Lowe's Food Stores, and UWG, a retail-owned wholesale grocery distributor, who signed an agreement to promote StoreNext Connected Services to its 2,500 independent grocers," Shaked concluded.

Financial Highlights
Gross profit in the fourth quarter of 2004 increased by 32.2% to $23.8 million, up from $18 million in the fourth quarter of 2003. Gross margin in the fourth quarter of 2004 was 66.5% of sales, as compared to 70.4% in the fourth quarter of 2003. This reflects the increased hardware content in the StoreNext revenue.

R&D expenses in the fourth quarter of 2004 increased by 101.1% to $10.3 million, as compared to $5.1 million in the fourth quarter of 2003.
The increase in R&D reflects the continued investment being made in developing the next generation of supply chain management applications and their integration with the Company's suite of products.

Sales and marketing expenses increased 12.9% to $6.7 million in the fourth quarter of 2004, as compared to $6.0 million in the corresponding quarter in 2003.

Fourth quarter operating margin was 6.6%, down from 12.7% in the prior year's quarter. The Company expects that operating margin will recover during 2005, as Retalix begins to realize a return on the significant investment made in building and integrating the next generation supply chain products with the Retalix product suite. In 2004, Retalix generated over $6.2 million in cash flow from operations. As of December 31, 2004 the Company had cash and equivalents and marketable securities of $111.9 million, $1.5 million in long-term debt and shareholders' equity of $157.3 million.

In April 2004 Retalix completed an offering of 3,450,000 ordinary shares, generating net proceeds of approximately $59 million to the Company.

Business outlook
Retalix expects revenues for 2005 to exceed $150 million. The Company also expects that net income for 2005 will exceed $13 million.

Conference Call
The Company will be holding a conference call to discuss results for the fourth quarter and of FY 2004 on Wednesday, February 16, 2005 at 10:30 AM Eastern Time (7:30 AM Pacific Time and 17:30 Israeli Time). Participating in the call will be Retalix Ltd. CEO Barry Shaked and CFO Danny Moshaioff. This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days.


About Retalix Ltd.

Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention, and profitability. With installations in more than 33,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries.
For more information, please visit the Company's web site at www.retalix.com.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform
Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                          (FINANCIAL STATEMENTS FOLLOW)

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                                  RETALIX LTD.
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                               Year ended              Three months ended
                                                                               December 31                December 31
                                                                           2004          2003          2004          2003
                                                                           ------------------------------------------------
                                                                                         U.S. $ in thousands
                                                                                       (except per share data)
REVENUES:

    Product sales                                                            78,900        58,432        22,991       16,678
    Services and projects                                                    45,460        33,625        12,864        8,940
                                                                            -------        ------        ------       -------
          T o t a l  revenues                                               124,360        92,057        35,855       25,618
                                                                            -------        -------       -------      -------
COST OF REVENUES:
    Cost of product sales                                                    23,246        16,576         6,733        4,317
    Cost of services and projects                                            18,890        12,440         5,279        3,271
                                                                            -------        -------       -------      -------
          T o t a l  cost of revenues                                        42,136        29,016        12,012        7,588
                                                                            -------        -------       -------      -------
GROSS PROFIT                                                                 82,224        63,041        23,843        18,030
                                                                            -------        -------       -------      -------
OPERATING INCOME (EXPENSES):
    Research and development expenses - net                                (34,096)       (18,344)     (10,299)       (5,122)
    Selling and marketing expenses                                         (24,798)       (21,542)      (6,735)       (5,963)
    General and administrative expenses                                    (15,944)       (13,345)      (4,471)       (3,709)
                                                                            -------        -------       -------      -------
    Other general income (expenses) - net                                        15           (62)           31           14

           T o t a l  operating expenses                                   (74,823)       (53,293)     (21,474)      (14,780)
                                                                            -------        -------       -------      -------
INCOME FROM OPERATIONS                                                        7,401         9,748         2,369         3,250
FINANCIAL INCOME (EXPENSES), net                                                 85           (95)          127            61

GAIN ARISING FROM ISSUANCE OF SHARES BY
    A SUBSIDIARY AND AN ASSOCIATED
    COMPANY                                                                     200         1,068                       1,068
                                                                             -------        -------       -------      -------
INCOME BEFORE TAXES ON INCOME                                                 7,686        10,721         2,496         4,379
TAXES ON INCOME                                                               1,838         2,639           519           867
                                                                             -------        -------       -------      -------
INCOME AFTER TAXES ON INCOME                                                  5,848         8,082         1,977         3,512
SHARE IN LOSSES OF AN ASSOCIATED COMPANY                                      (137)           (90)         (34)          (34)

MINORITY INTERESTS IN LOSSES OF
    SUBSIDIARIES                                                                247           288           115           118
                                                                             -------        -------       -------      -------
NET INCOME FOR THE PERIOD                                                     5,958         8,280         2,058         3,596
                                                                             ======         =======       =======      =======
EARNINGS PER SHARE:
    Basic                                                                      0.38           0.67         0.12          0.28
                                                                             ======         =======       =======      =======
    Diluted                                                                    0.36           0.63         0.11          0.26
                                                                             ======         =======       =======      =======
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION
OF EARNINGS PER SHARE - in thousands:
    Basic                                                                    15,746        12,323        17,175        12,803
                                                                             ======        ======        =======      =======
    Diluted                                                                  16,552        13,083        17,936        13,767
                                                                             ======        ======         ======       =======

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                                  RETALIX LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                                                                                         December 31

                                                                                     2004            2003
                                                                                     U.S. $ in thousands


                                   A s s e t s
    CURRENT ASSETS:



        Cash and cash equivalents                                                      91,413          46,093

        Marketable securities                                                          13,837           5,035

        Accounts receivable:

           Trade                                                                       26,399          20,976

           Other                                                                        2,680           1,813

        Inventories                                                                       755           1,053

        Deferred income taxes                                                           3,650           2,402
                                                                                      --------        -------
               T o t a l  current assets                                              138,734         77,372
                                                                                      --------        -------
    NON-CURRENT ASSETS:


        Marketable debt securities                                                      6,619           3,519


        Deferred income taxes                                                           1,040           1,286
        Long-term receivables                                                           3,395             998


        Amounts funded in respect of employee rights upon
        retirement                                                                      4,553           3,733

        Other                                                                             720             432
                                                                                      --------        -------

                                                                                       16,327           9,968
                                                                                      --------        -------

    PROPERTY, PLANT AND EQUIPMENT, net                                                 10,407          10,129
                                                                                      --------        -------
    GOODWILL                                                                           40,502          19,055
                                                                                     --------        -------
    OTHER INTANGIBLE ASSETS, net of accumulated
          amortization                                                                  4,653          4,079
                                                                                      --------        -------
                                                                                      210,623        120,603
                                                                                       ========        =======




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                                  RETALIX LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                                                                                           December 31

                                                                                        2004          2003
                                                                                        U.S. $ in thousands


                        Liabilities and shareholders' equity
  CURRENT LIABILITIES:


      Short-term bank credit                                                              7,565        5,677

      Current maturities of long-term bank  loans                                         4,801        3,368
      Accounts payable and accruals:

         Trade                                                                           10,251        5,138

         Employees and employee institutions                                              5,122        4,882

         Current maturities of other liabilities                                          1,048        2,439

         Other                                                                            7,439        6,510

      Deferred revenues                                                                   4,949        3,572
                                                                                          ------       ------
             T o t a l  current liabilities                                               41,175       31,586
                                                                                          ------       ------
  LONG-TERM LIABILITIES:


      Long-term bank loans, net of current maturities                                     1,493        4,700


      Employee rights upon retirement                                                     8,435        5,405
      Other liabilities, net of current maturities                                          259        1,149
                                                                                         ------       ------
             T o t a l  long-term liabilities                                            10,187       11,254
                                                                                         ------       ------
             T o t a l  liabilities                                                      51,362       42,840
                                                                                         ------       ------
  MINORITY INTERESTS                                                                      1,969        2,117
                                                                                         ------       ------
  SHAREHOLDERS' EQUITY :
      Share capital - ordinary shares of NIS 1.00
         par value (authorized: 25,000,000
         shares; issued and outstanding:


         December 31, 2004 -17,577,432 shares;

         December 31, 2003 - 12,976,695 shares)                                           4,717        3,704

      Additional paid in capital                                                        116,277       41,864

      Retained earnings                                                                  36,031       30,073

      Accumulated other comprehensive income                                                267            5
                                                                                         ------       ------



             T o t a l  shareholders' equity                                            157,292       75,646
                                                                                        -------      -------
                                                                                        210,623      120,603
                                                                                        =======      =======



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                                                                                                               (Continued) - 1

                                  RETALIX LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            Year ended         Three months ended
                                                                                    ------------------------  ----------------
                                                                                            December 31           December 31



                                                                                        2004        2003         2004       2003
                                                                                                   U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:


    Net income for the period                                                           5,958         8,280        2,058     3,596
    Adjustments required to reconcile net income to
       net cash provided by operating activities:

       Minority interests in losses of subsidiaries                                     (247)          (288)       (115)     (118)
       Depreciation and amortization, net                                               2,552         2,323          739      587
       Gain arising from issuance of shares by a subsidiary
               and an associated company                                                (200)        (1,068)                (1,068)
        Share in losses of an associated company                                         137             90          34         34
        Tax benefits relating to employee and other option grants                                     1,101       (558)      1,101

       Compensation expenses resulting from shares and
           options granted to employees and non employees                                299           307           42       360
       Changes in accrued liability for employee
           rights upon retirement                                                      1,085           934          445       331
       Losses (gains) on amounts funded in respect of
           employee rights upon retirement                                             (166)          (311)       (182)      (88)
       Deferred income taxes - net                                                     (980)        (2,358)       (178)      (140)
       Net decrease (increase) in marketable securities                              (1,903)          (536)         667      (520)
       Amortization of discount (premium) on marketable debt securities                  66           (42)        (25)         15
       Other                                                                            116            149         127        (97)
       Changes in operating assets and liabilities:

           Decrease (increase) in accounts receivable:

              Trade (including the non-current portion)                                 132        (2,540)       (496)     (3,290)
              Other                                                                       7          (387)       (207)        191

           Increase (decrease) in accounts payable and accruals:

              Trade                                                                    (94)          (309)     (3,644)        564
              Employees, employee institutions and other                              (505)          5,323       2,598        718
       Decrease in inventories                                                         388            810         553         193
       Increase (decrease) in deferred revenues                                       (445)           260         379       1,972
                                                                                      -------      -------      -------     -------
    Net cash provided by operating activities - forward                               6,200        11,738        2,237      4,341
                                                                                      =======       =======      =======    ======

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                                                                                                                (Continued) - 2
                                  RETALIX LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  Year ended                  Three months ended
                                                                         -----------------------------  -------------------------
                                                                                  December 31                    December 31

                                                                              2004            2003           2004            2003
                                                                                              U.S. $ in thousands

  Net cash provided by operating activities - brought forward                       6,200        11,738        2,237         4,341

  CASH FLOWS FROM INVESTING ACTIVITIES:
    Short-term bank deposits - net                                                                  (5)
>
      Maturity of marketable debt securities held to maturity                    10,801          4,757          3,200       1,293
    Investment in marketable debt securities held to maturity                  (20,784)          (7,121)       (2,611)     (1,433)


     Acquisition of subsidiaries consolidated for the first
          time (a)                                                             (13,781)

     Other investments                                                          (2,504)                        (2,504)
    Purchase of property, plant, equipment and other assets                     (1,826)        (1,008)           (627)       (254)
    Proceeds from sale of property, plant and equipment                              63           150               50         73
    Amounts funded in respect of employee rights
       upon retirement, net                                                       (644)          (290)           (140)        (84)
    Long-term loans granted to employees                                           (28)           (27)             (8)        (21)
     Collection of long-term loans from employees                                   155           297              103         99
    Net cash used in investing activities                                      (28,548)        (3,247)         (2,537)       (327)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from issuance of shares in the Nasdaq,
          net of $3,066,000 share issuance costs                                 58,857

    Long-term bank loans received from banks                                                    2,278                       2,278
    Proceeds from issuance of shares of subsidiary to a
       third party                                                                              2,458                       2,458
    Repayment of long-term bank loans                                           (3,467)       (10,257)           (854)     (3,114)
    Issuance of share capital to employees resulting
          from exercise of options                                               10,135         9,157            6,188      4,477
    Short-term bank credit - net                                                  1,887         5,556            3,912      1,646
     Investment in a subsidiary                                                      34                             34
    Net cash provided by (used in) financing activities                          67,446         9,192            9,280      7,745
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                             222                            222
NET INCREASE IN CASH AND CASH EQUIVALENTS                                        45,320        17,683            9,202     11,759

BALANCE OF CASH AND CASH EQUIVALENTS
    AT BEGINNING OF PERIOD                                                       46,093        28,410            82,211    34,334
<
BALANCE OF CASH AND CASH EQUIVALENTS
     AT END OF PERIOD                                                            91,413         46,093          91,413     46,093
>                                                                                ======         ======          ======     ======


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                                                                                                                  (Concluded) - 3
                                  RETALIX LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

                                                                                    Year ended            Three months
                                                                                    December 31           ended December 31

                                                                                        2004                     2004
                                                                                              U.S. $ in thousands
(a) Supplementary disclosure of cash flow information -
    Assets and liabilities of the subsidiaries at the date of acquisition:


     Working capital (excluding cash and cash equivalents)                                 (894)
     Property, plant and equipment, net                                                    (699)
     Amounts funded in respect of employee rights upon
>         retirement                                                                         (9)
     Accrued liability for employee rights upon retirement                                 1,711
     Long-term loan                                                                        1,469
     Minority interests in subsidiary                                                        141
     Goodwill and other intangible assets arising on acquisition                        (21,741)
                                                                                        --------
                                                                                        (20,022)
     Issuance of the Company's share capital                                               5,410
     Increase in account payable- other                                                      831
                                                                                        --------
                                                                                        (13,781)
                                                                                        ========

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